UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Statement re Loan Repayment dated 12 August 2024

Press release

12 August 2024

Argo Blockchain plc

("Argo" or "the Company")

Full Repayment of $35 Million Galaxy Loan

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to announce that it has fully repaid the remaining balance of the original loan extended by Galaxy Digital Holdings, Ltd. ("Galaxy") (TSX: GLXY) on 28 December 2022. Repayments of the $35 million loan began in May 2023.  The loan balance as at June 30, 2024 was approximately $5.7 million.

This Galaxy debt was repaid over four months ahead of the current schedule, and nearly 18 months ahead of the original repayment schedule. The early repayment reflects the Company's focus on strengthening its balance sheet and reducing its financial liabilities. Principal repaid in 2023 was $11.5 million, and the remaining $23.5 million was repaid in 2024. For comparison purposes, interest expense on the Galaxy debt in 2023 was $4.6 million, compared to $1.4 million through the repayment date of August 9, 2024.

Management Commentary

Argo's Chief Executive Officer, Thomas Chippas, said, "Repaying the Galaxy loan is a significant milestone for Argo. Repayment was made possible by using cash flow generated from operations, cash generated from equity raises, and cash generated through the sale of non-core assets without any meaningful impact to Argo's hash rate.  Successfully repaying $35 million of high-interest rate debt ahead of schedule is a testament to Argo's financial discipline. We remain committed to optimising our capital structure and driving long-term value for our shareholders."

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 74930989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining operations in Quebec and Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 August,2024	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer